Exhibit 99.57

DIGIHOST ANNOUNCES upgraded listing FROM OTC PINK SHEETS to OTCQB IN U.S. MARKET

Toronto, ON – February 8, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has received approval from the OTC Markets Group to begin trading on the OTCQB Market under the ticker symbol “HSSHF” at the open of markets on February 8, 2021.

Michel Amar, CEO, stated: “We are very excited about Q1, as we continue to strive towards increasing our hashrate and margins.  We are very pleased with last Friday’s trading volume that reached a new high of over $1 million in volume, and are excited about our recent upgrade to the OTCQB which will bring Digihost to a broader market with access to more investors. This will help us facilitate a larger scale of trading which should result in more liquidity.”

The OTCQB is a marketplace for entrepreneurial and development stage U.S. and international companies that are committed to providing a high-quality trading and information experience for their investors. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test, and undergo an annual company verification and management certification process.

U.S. investors can find Digihost’s current financial disclosure under the Company’s profile at www.sedar.com. The Company’s listing on the TSXV and the trading of its shares on the OTCQB contribute to a larger North American presence and affords investors preeminent access to trading.

The Company will continue to trade on the TSX Venture Exchange under the symbol “DGHI”.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.